FORM 12b-25

                           NOTIFICATION OF LATE FILING

 [x ] Form 10-K   [ ] Form 2-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

 For period Ended:  December 31, 1999
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates: _________________ N/A______________________________

Part I - Registration Information
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                            Golf Entertainment, Inc.
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                (Name of Registrant as Specified In Its Charter)

                                    Delaware
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                 (State or Other Jurisdiction of Incorporation)

             0-18303                                    No. 11-2990598
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      (Commission File No.)                 (I.R.S. Employer Identification No.)

          2500 Northwinds Parkway, Three Northwinds Center, Suite 175,
                           Alpharetta, Georgia 30004
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                    (Address of Principal Executive Offices)

                                 (770) 667-9890
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              (Registrant's Telephone Number, Including Area Code)


Part II - Rules 12b-25(b) and (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P. 23,047], the following should be completed. (Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (P. 72, 435), effective April 12, 1989, 54 F.R. 10306];

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (P. 72,435), effective April 12, 1989, 54 F.R. 10306].

     The Company has not been able to file its Report on Form 10-K timely because the Company's chief financial officer, who was in charge of both the audit and preparing the Form 10-K, gave notice of his resignation on February 5, 2000, effective that day. The Company had no prior notice of the resignation. The Company immediately began a search for a new chief financial officer, but the vacancy delayed the Company's audit and preparation of the 10-K. Also, in 1999, the Company changed offices from Las Vegas, Nevada to Atlanta, Georgia, and it sold one of its existing lines of business. These changes have caused added difficulties in conducting the audit and preparing the Report on Form 10-K.

                                             (Attach Extra Sheets if Needed)
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     (1)  Name and telephone number of person to contact in regard to this notification

     Scott Lane                           (770) 667-9890
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     (Name)                         (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 moths or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     Yes [ x  ]        No [  ]


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     Yes [ x  ]        No [  ]

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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On December 31, 1999 the Company completed the sale of its existing line of business.


                            Golf Entertainment, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:       March 30, 2000           By:       /s/
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INSTRUCTIONS: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath in the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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